FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
BVF Partners L.P.				September 3, 2002		Applied Molecular Evolution Inc. ("AMEV")

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
227 West Monroe Street, Suite 4800						Director	X 10% Owner
(Street)						Officer (give title below)	Other (specify below)
Chicago, Illinois 60606								7.	Individual or Joint/Group Filing
									(Check Applicable Line)
	(City)	(State)	(Zip)						Form filed by One Reporting Person X Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Common Stock			2,284,192		(1)		(1)

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1)
The shares reported in this response are beneficially owned by BVF Partners L.P., a Delaware limited partnership ("Partners"), the designated filer of this joint filing on Form 3, and by its general partner, BVF Inc., a Delaware corporation ("BVF Inc."), which is also an investment advisor to Partners. Partners is the general partner of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF, L.P."), an investment limited partnership that beneficially owns 724,300 of the shares of Common Stock reported in Table I. Partners is also the general partner of Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), an investment limited partnership which beneficially owns 472,700 of the shares of Common Stock reported in Table I. Partners is the manager of BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), which beneficially owns 1,087,192 of the shares of Common Stock reported in Table I. Mark N. Lampert is the sole shareholder and sole director of BVF Inc., and is an officer of BVF Inc. This joint filing on Form 3 shall not be deemed an admission that Mark N. Lampert is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities covered by this joint filing.
BVF Partners L.P.

By:	BVF Inc., its general partner

	By:	/s/ MARK N. LAMPERT **Signature of Reporting Person	September 12, 2002 Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

(Print or Type Responses)

FORM 4 (continued)

Listing of the names and addresses of other reporting persons:
1.	Biotechnology Value Fund, L.P.	BIOTECHNOLOGY VALUE FUND, L.P.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its general partner

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	September 12, 2002 Date

2.	Biotechnology Value Fund II, L.P.	BIOTECHNOLOGY VALUE FUND II, L.P.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its general partner

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	September 12, 2002 Date

3.	BVF Investments, L.L.C.	BVF INVESTMENTS, L.L.C.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its manager

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	September 12, 2002 Date

4.	BVF, Inc.	BVF, INC.
One Sansome Street, 31st Floor
	San Francisco, California 94104	By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory			September 12, 2002 Date

5.	Mark N. Lampert One Sansome Street, 31st Floor San Francisco, California 94104	By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory			September 12, 2002 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

(Print or Type Responses)